

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Franklin Lim
Chief Financial Officer
Envirotech Vehicles, Inc.
1425 Ohlendorf Road
Osceola, AR 72370

> **Re: Envirotech Vehicles, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2024**
> **Filed August 14, 2024**
> **Form 8-K Furnished October 22, 2024**
> **File No. 001-38078**

Dear Franklin Lim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing